EA Series Trust
FEE WAIVER AGREEMENT
September 5, 2025
THIS FEE WAIVER AGREEMENT (the “Agreement”) is entered into by and between EA Series Trust, a Delaware statutory trust (the “Trust”), on behalf of the RACWI US ETF (the “Fund”), a series of the Trust, and Empowered Funds, LLC (the “Adviser”), the Fund’s investment adviser. The Trust and the Adviser are referred to herein as the “Parties.”
WITNESSETH:
WHEREAS, the Adviser has entered into an Investment Advisory Agreement with the Trust, pursuant to which the Adviser provides, or arranges for the provision of, investment advisory and management services to the Fund, and for which it is compensated in the form of a unitary management fee based on the average daily net assets of the Fund; and
WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to reduce the unitary management fee paid by the Fund to the Adviser pursuant to the Investment Advisory Agreement;
     NOW THEREFORE, in consideration of the covenants and the mutual promises set forth herein, the parties mutually agree as follows:
1.Fee Waiver. The Adviser agrees to a reduction in the unitary management fee it receives under the Investment Advisory Agreement to 0.00% (the “Reduced Fee”) of the Fund’s average daily net assets for the term of this Agreement.

2.Term. The Reduced Fee shall remain in effect from the commencement of the Fund’s operations through October 31, 2026. The Agreement shall automatically renew for successive one-year terms following the initial expiration date unless either Party gives notice of non-renewal prior to the end of a term.

3.Recoupment. There shall be no recoupment of any waived fees or expenses by the Adviser.

4.Termination. The Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination. The Board of Trustees of the Trust, in its sole discretion, may terminate the Agreement only by a majority vote of the “non-interested” trustees of the Trust as defined in the Investment Company Act of 1940, as amended.

5.Entire Agreement; Modification; Amendment. The Agreement constitutes the complete understanding and agreement of the Parties with respect to the subject matter hereof and supersedes all prior communications with respect thereto. Each provision herein shall be treated as separate and independent from any other provision or agreement herein and shall be enforceable notwithstanding the enforceability of any such other provision or agreement. No modification or amendment of the Agreement shall be binding unless in writing and executed by the Parties.

IN WITNESS WHEREOF, the Parties have caused the Agreement to be executed as of the date first written above.

EA SERIES TRUST
(On behalf of the RACWI US ETF)
By:    /s/ Michael D. Barolsky
Name: Michael D. Barolsky
Title: Secretary & Vice President

EMPOWERED FUNDS, LLC dba EA Advisers
By:    /s/ Sean Hegarty
Name: Sean Hegarty
Title: Chief Operating Officer